EXHIBIT 8.1

List of Significant Subsidiaries and Consolidated Affiliated Entities of iQIYI, Inc.

Subsidiaries	Place of Incorporation

Beijing QIYI Century Science & Technology Co., Ltd.	PRC

Chongqing QIYI Tianxia Science & Technology Co., Ltd.	PRC

Beijing iQIYI New Media Science & Technology Co., Ltd.	PRC

iQIYI Film Group HK Limited	Hong Kong

iQIYI HK Limited	Hong Kong

Special (Hong Kong) Co., Ltd.	Hong Kong

Magic Prime Group Limited	BVI

iQIYI Film Group Limited	Cayman Islands

iQIYI Media Limited	Cayman Islands

Skymoons Inc.	Cayman Islands
Consolidated Affiliated Entities	Place of Incorporation

Beijing iQIYI Science & Technology Co., Ltd.	PRC

Shanghai iQIYI Culture Media Co., Ltd.	PRC

Shanghai Zhong Yuan Network Co., Ltd.	PRC

iQIYI Pictures (Beijing) Co., Ltd.	PRC

Beijing iQIYI Intelligent Entertainment Technology Co., Ltd.	PRC

Chengdu Skymoons Digital Entertainment Co., Ltd.	PRC

Tianjin Skymoons Interactive Co., Ltd.	PRC